UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 29, 2015

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Barclays announces 3rd Quarter Results - dated 29 October 2015

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 29, 2015

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: October 29, 2015

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Barclays PLC
Q3 2015 Results Announcement

30 September 2015

Table of Contents

Results Announcement	Page
Performance Highlights	2-4
Group Performance Review	5-7
Results by Business	8-12
Quarterly Results Summary	13-15
Quarterly Core Results by Business	16-19
Performance Management
•Returns and equity by business	20-21
•Margins and balances	22
Condensed Consolidated Financial Statements	23-25
Capital	26-27
Leverage	28
Shareholder Information	29

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

Notes

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the nine months to 30 September 2015 to the corresponding nine months of 2014 and balance sheet analysis as at 30 September 2015 with comparatives relating to 30 June 2015. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; and the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively.

Comparatives pre Q214 have been restated to reflect the implementation of the Group structure changes and the reallocation of elements of the Head Office results under the revised business structure. These restatements were detailed in our announcement on 10 July 2014, accessible at www.barclays.com/barclays-investor-relations/results-and-reports.

References throughout this document to ‘provisions for ongoing investigations and litigation including Foreign Exchange’ means ‘provisions held for certain aspects of ongoing investigations involving certain authorities and litigation including Foreign Exchange.’

Adjusted profit before tax, adjusted attributable profit and adjusted performance metrics have been presented to provide a more consistent basis for comparing business performance between periods. Adjusting items are considered to be significant but not representative of the underlying business performance. Items excluded from the adjusted measures are: the impact of own credit; goodwill impairment; provisions for UK customer redress; gain on US Lehman acquisition assets; provisions for ongoing investigations and litigation including Foreign Exchange; losses on sale relating to the Spanish and Portuguese businesses; Education, Social Housing, and Local Authority (ESHLA) valuation revision; and gain on valuation of a component of the defined retirement benefit liability. As management reviews adjusting items at a Group level, results by business are presented excluding these items. The reconciliation of adjusted to statutory performance is done at a Group level only.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the Results glossary that can be accessed at www.barclays.com/results.

The information in this announcement, which was approved by the Board of Directors on 28 October 2015 does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2014, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished as a Form 6-K to the SEC as soon as practicable following their publication. Once furnished with the SEC, copies of the Form 6-K will also be available from the Barclays Investor Relations website www.barclays.com/investorrelations and from the SEC’s website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the strategic cost programme and the Group Strategy Update, rundown of assets and businesses within Barclays Non-Core, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; the implementation of the strategic cost programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2014), which are available on the SEC’s website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Performance Highlights

Chairman’s Review

“Today’s results show another quarter of progress in our Core businesses alongside the early effects of some of the changes that we are making.

We are pleased that Jes Staley will join us on 1 December as Group Chief Executive Officer, earlier than expected, and we are in the final stage of appointing a Senior Independent Director and Deputy Chairman to replace Sir Mike Rake on his retirement from the Board in the near future.

As we align Barclays around our three priorities – focus on core (segments and markets), generating shareholder value, and instilling a high performance culture with strong ethical values - we now have a forward agenda that has been discussed and agreed with Mr. Staley.

We will update the market on our plans for structural reform after we have agreed them with the regulator.

Now that we have a new CEO in place, we will provide further updates on future direction at the full year results.”

John McFarlane, Chairman

•
4% growth in Group adjusted profit before tax to £5,156m was achieved in the nine months to 30 September 2015, reflecting improvements in all Core operating businesses. Group adjusted return on average shareholders’ equity increased to 7.1% (2014: 6.3%)

•
A 5% reduction in Group total adjusted operating expenses to £12,465m and a 4% reduction in operating expenses excluding costs to achieve to £11,926m were driven by savings from strategic cost programmes

•
Profit before tax in the Core business improved 7% to £6,005m with higher income and lower costs. Combined with the increase in average allocated equity of £6bn to £47bn, this resulted in a return on average equity for the Core business of 10.5% (2014: 10.5%)

•
Rundown of the Non-Core business continued, with risk weighted assets (RWAs) decreasing to £55bn (30 June 2015: £57bn). The announced sale of the Portuguese retail business in Q315, due to be completed in Q116, is expected to result in a further £1.7bn reduction in Non-Core RWAs. Period end allocated equity reduced to £9bn

•
Group capital and leverage metrics remained above the 2016 targets, with the fully loaded common equity tier 1 (CET1) ratio at 11.1% (30 June 2015: 11.1%) and the leverage ratio increasing to 4.2% (30 June 2015: 4.1%)

•	Net tangible asset value per share increased to 289p (30 June 2015: 279p) driven by profit generated for the period and favourable reserve movements
•	Statutory profit before tax increased 7% to £3,975m, which reflected net losses on adjusting items of £1,181m (2014: £1,217m)
Significant Q315 adjusting items:
•
Additional provisions of £270m were made in Q315 relating to the settlement of two residential mortgage backed securities claims with the National Credit Union Administration and the settlement of certain legacy benchmark litigation, taking the total additional provisions for ongoing investigations and litigation including Foreign Exchange in 2015 to £1,070m (2014: £500m)

•
Additional UK customer redress provisions of £290m were made in Q315 as a result of an internal review relating to rates provided to certain customers on foreign exchange transactions between 2005 and 2012, taking the total provisions for UK customer redress in 2015 to £1,322m (2014: £910m). No additional Performance Highlightsprovisions for PPI redress were made in Q315

•
A loss on sale of £201m was recognised in Q315 relating to the announced sale of the Portuguese retail business within Non-Core, which is due to complete in Q116. This is in addition to the loss of £118m recognised in H115 relating to the sale of the Spanish business

Barclays Group results	Adjusted			Statutory
for the nine months ended	30.09.15	30.09.14		30.09.15	30.09.14
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	19,090	19,710	(3)	20,191	20,267	-
Credit impairment charges and other provisions	(1,468)	(1,595)	8	(1,468)	(1,595)	8
Net operating income	17,622	18,115	(3)	18,723	18,672	-
Operating expenses	(11,654)	(12,051)	3	(11,228)	(12,051)	7
Litigation and conduct	(272)	(309)	12	(2,664)	(1,719)	(55)
Operating expenses excluding costs to achieve	(11,926)	(12,360)	4	(13,892)	(13,770)	(1)
Costs to achieve	(539)	(826)	35	(539)	(826)	35
Total operating expenses	(12,465)	(13,186)	5	(14,431)	(14,596)	1
Other net (expenses)/income	(1)	10		(317)	(354)	10
Profit before tax	5,156	4,939	4	3,975	3,722	7
Tax charge1	(1,481)	(1,630)	9	(1,214)	(1,496)	19
Profit after tax	3,675	3,309	11	2,761	2,226	24
Non-controlling interests	(495)	(551)	10	(495)	(551)	10
Other equity holders2	(238)	(170)	(40)	(238)	(170)	(40)
Attributable profit	2,942	2,588	14	2,028	1,505	35

Performance measures
Return on average tangible shareholders' equity2	8.3%	7.4%		5.8%	4.4%
Average tangible shareholders' equity (£bn)	48	47		48	47
Return on average shareholders' equity2	7.1%	6.3%		5.0%	3.8%
Average shareholders' equity (£bn)	56	55		56	54
Cost: income ratio	65%	67%		71%	72%
Loan loss rate (bps)	40	43		40	43

Basic earnings per share2	17.9p	16.1p		12.4p	9.4p
Dividend per share	3.0p	3.0p		3.0p	3.0p

Balance sheet and leverage				30.09.15	30.06.15
Net tangible asset value per share				289p	279p
Net asset value per share				337p	328p
Leverage exposure				£1,141bn	£1,139bn

Capital management				30.09.15	30.06.15
CRD IV fully loaded
Common equity tier 1 ratio				11.1%	11.1%
Common equity tier 1 capital				£42.4bn	£42.0bn
Tier 1 capital				£47.9bn	£46.5bn
Risk weighted assets				£382bn	£377bn
Leverage ratio				4.2%	4.1%

Funding and liquidity				30.09.15	30.06.15
Group liquidity pool				£142bn	£145bn
Estimated CRD IV liquidity coverage ratio				118%	121%
Loan: deposit ratio3				88%	88%

Adjusted profit reconciliation for the nine months ended				30.09.15	30.09.14
Adjusted profit before tax				5,156	4,939
Own credit				605	96
Gain on US Lehman acquisition assets				496	461
Gain on valuation of a component of the defined retirement benefit liability				429	-
Provisions for UK customer redress				(1,322)	(910)
Provisions for ongoing investigations and litigation including Foreign Exchange				(1,070)	(500)
Losses on sale relating to the Spanish and Portuguese businesses				(319)	(364)
Statutory profit before tax				3,975	3,722

1
The effective tax rate for Q315 YTD is the expected full year rate adjusted for the impact of significant one-off items. The tax impacts of such items, which include adjusting items and the UK bank levy, are recognised in the period in which they occur.

2
The profit after tax attributable to other equity holders of £238m (Q314 YTD: £170m) is offset by a tax credit recorded in reserves of £48m (Q314 YTD: £36m). The net amount of £190m (Q314 YTD: £134m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share, return on average tangible shareholders’ equity and return on average shareholders’ equity.

3	Loan: deposit ratio for PCB, Barclaycard, Africa Banking and Non-Core retail.

Barclays Core and Non-Core results	Barclays Core			Barclays Non-Core
for the nine months ended	30.09.15	30.09.14		30.09.15	30.09.14
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	19,042	18,682	2	48	1,028	(95)
Credit impairment charges and other provisions	(1,406)	(1,429)	2	(62)	(166)	63
Net operating income/(expenses)	17,636	17,253	2	(14)	862
Operating expenses	(10,985)	(10,870)	(1)	(669)	(1,181)	43
Litigation and conduct	(153)	(194)	21	(119)	(115)	(3)
Costs to achieve	(494)	(655)	25	(45)	(171)	74
Total operating expenses	(11,632)	(11,719)	1	(833)	(1,467)	43
Other net income/(expenses)	1	53	(98)	(2)	(43)	95
Profit/(loss) before tax	6,005	5,587	7	(849)	(648)	(31)
Tax (charge)/credit	(1,693)	(1,774)	5	212	144	47
Profit/(loss) after tax	4,312	3,813	13	(637)	(504)	(26)
Non-controlling interests	(448)	(458)	2	(47)	(93)	49
Other equity holders	(192)	(129)	(49)	(46)	(41)	(12)
Attributable profit/(loss)	3,672	3,226	14	(730)	(638)	(14)

Performance measures
Return on average tangible equity1	12.7%	12.8%		(4.4%)	(5.4%)
Average allocated tangible equity (£bn)	39	34		9	14
Return on average equity1	10.5%	10.5%		(3.4%)	(4.2%)
Average allocated equity (£bn)	47	41		9	14
Period end allocated equity (£bn)	48	44		9	12
Cost: income ratio	61%	63%		n/m	n/m
Loan loss rate (bps)	43	45		13	40
Basic earnings per share contribution	22.3p	20.0p		(4.4p)	(3.9p)

Capital management	30.09.15	30.06.15		30.09.15	30.06.15
Risk weighted assets	£327bn	£320bn		£55bn	£57bn
Leverage exposure	£989bn	£973bn		£152bn	£166bn

	Nine months ended 30.09.15	Nine months ended 30.09.14
Income by business	£m	£m	% Change
Personal and Corporate Banking	6,564	6,597	(1)
Barclaycard	3,649	3,247	12
Africa Banking	2,719	2,701	1
Investment Bank	6,110	5,922	3
Head Office	-	215
Barclays Core	19,042	18,682	2
Barclays Non-Core	48	1,028	(95)
Barclays Group adjusted income	19,090	19,710	(3)

	Nine months ended 30.09.15	Nine months ended 30.09.14
Profit/(loss) before tax by business	£m	£m	% Change
Personal and Corporate Banking	2,383	2,257	6
Barclaycard	1,303	1,126	16
Africa Banking	791	756	5
Investment Bank	1,757	1,342	31
Head Office	(229)	106
Barclays Core	6,005	5,587	7
Barclays Non-Core	(849)	(648)	(31)
Barclays Group adjusted profit before tax	5,156	4,939	4

1
Return on average equity and average tangible equity for Barclays Non-Core represents its impact on the Group, being the difference between Barclays Group returns and Barclays Core returns. This does not represent the return on average equity and average tangible equity of the Non-Core business.

Group Performance Review

Income statement

Group performance
•	Adjusted profit before tax increased 4% to £5,156m reflecting improvements in all Core operating businesses and positive cost to income jaws
•	Adjusted income decreased 3% to £19,090m as Non-Core income reduced £980m to £48m. This was partially offset by Core income increasing 2% to £19,042m
•	Credit impairment charges reduced 8% to £1,468m with the loan loss rate improving 3bps to 40bps
	-	Credit impairment charges included less than £75m in respect of clients in the commodities sector in the nine months to 30 September 2015
•
Adjusted total operating expenses were down 5% to £12,465m as a result of savings from strategic cost programmes, particularly in Non-Core, the Investment Bank and Personal and Corporate Banking (PCB), reductions in costs to achieve to £539m (2014: £826m) and litigation and conduct charges to £272m (2014: £309m)

•
Statutory profit before tax was £3,975m (2014: £3,722m) which also included an own credit gain of £605m (2014: £96m), a £496m (2014: £461m) gain on US Lehman acquisition assets, a £429m (2014: £nil) gain on the valuation of a component of the defined retirement benefit liability, an additional £1,322m (2014: £910m) of provisions for UK customer redress, £1,070m (2014: £500m) of additional provisions for ongoing investigations and litigation including Foreign Exchange, and £319m (2014: £364m) of losses on sale relating to the Spanish and Portuguese businesses

•
The effective tax rate on adjusted profit before tax decreased to 28.7% (2014: 33.0%) and on statutory profit before tax decreased to 30.5% (2014: 40.2%). The reduction reflects the expected full year rate adjusted for the impact of significant one-off items, including adjusting items and the UK bank levy, which are recognised in the period in which they occur. The reduction in the effective tax rate on statutory profit before tax also reflects the non-deductible impairment of assets on the sale of the Spanish business in 2014

•	Adjusted attributable profit was £2,942m (2014: £2,588m) resulting in an adjusted return on average shareholders’ equity of 7.1% (2014: 6.3%)

Core performance
•	Profit before tax increased 7% to £6,005m with improvements in all Core operating businesses, partially offset by a loss before tax in Head Office of £229m (2014: profit of £106m)
	-	Growth in profit before tax in the Investment Bank and Barclaycard was particularly strong, increasing 31% to £1,757m and 16% to £1,303m respectively
	-	PCB profit before tax improved 14% to £2,568m when excluding the impact of the loss on sale of the US Wealth business and US Wealth customer redress
•	Income increased 2% to £19,042m
	-	Barclaycard income increased 12% to £3,649m reflecting growth in US cards and Business Solutions through continued focus on profitable asset growth
-
Investment Bank income increased 3% to £6,110m reflecting a 9% improvement in Macro due to higher income in rates and currency products, a 6% increase in Banking income driven by higher advisory and debt underwriting fees, and lending income, and a 4% increase in Equities income due to higher income in equity derivatives. Credit income decreased 11% due to lower distressed credit and securitised products income, partially offset by higher revenues in the flow credit business

-
Africa Banking income increased 1% to £2,719m. On a constant currency basis1 income increased 6% reflecting solid growth in Retail and Business Banking (RBB) in South Africa, and strong growth outside of South Africa

-
PCB income decreased 1% to £6,564m. Excluding the impact of lower income in the US Wealth business, the sale of which is expected to complete in Q415, PCB income increased 1%. Corporate income grew 5% from balance growth and improved deposit margins, while Personal income reduced 3% due to mortgage margin pressure and lower fee income

-
Net interest income in PCB, Barclaycard and Africa Banking increased 6% to £8,984m driven by margin improvement in Barclaycard, and volume growth in Barclaycard and PCB. Net interest margin increased 8bps to 4.17%

-
Head Office income decreased to £nil (2014: £215m) impacted by the non-recurrence of net gains from foreign exchange recycling arising from the restructure of Group subsidiaries and gains resulting from a liability management exercise in 2014

•	Credit impairment charges reduced 2% to £1,406m primarily due to a 28% improvement in PCB impairment due to the improving UK economic environment resulting in lower default rates and charges
•
Total operating expenses reduced 1% to £11,632m, reflecting savings from strategic cost programmes, principally in the Investment Bank and PCB, and lower costs to achieve of £494m (2014: £655m). This was partially offset by Barclaycard total operating expenses which increased 14% primarily due to continued investment in business growth and the impact of non-recurring items, including an asset write-off of £55m and certain marketing costs. Head Office costs also increased £127m to £233m primarily due to costs relating to the implementation of structural reform

•
Attributable profit increased 14% to £3,672m, while average allocated equity increased £6bn to £47bn as capital was redeployed from Non-Core, resulting in a Core return on average equity of 10.5% (2014: 10.5%)

1	Constant currency results are calculated by converting ZAR results into GBP using the average exchange rate for the nine months ended 30 September 2015.

Non-Core performance
•	Loss before tax increased 31% to £849m reflecting:
-
A reduction in income of £980m to £48m following assets and securities rundown, business sales, including the impact of the sale of the Spanish and UAE businesses, and fair value losses on the Education, Social Housing, and Local Authority (ESHLA) portfolio of £203m (2014: £41m)

	-	An improvement in credit impairment charges to £62m (2014: £166m) primarily reflecting the sale of the Spanish business and higher recoveries in Europe
	-	A 43% reduction in total operating expenses to £833m due to savings from strategic cost programmes, the sale of the Spanish and UAE businesses, and reduced costs to achieve
•	Non-Core return on average equity dilution was 3.4% (2014: 4.2%) reflecting a £5bn reduction in average allocated equity to £9bn. Period end allocated equity reduced to £9bn

Balance sheet, leverage and capital

•	Total assets increased 3% to £1,237bn compared to 30 June 2015 while leverage exposure remained stable at £1,141bn
-
Net derivative leverage exposure, excluding Potential Future Exposure (PFE), increased £6bn primarily due to an increase in balance sheet assets of £38bn to £379bn (broadly matched by an increase in derivative liabilities), principally reflecting movements in the major interest rate forward curves. This was largely offset by an increase in regulatory derivative netting of £35bn to £343bn

	-	The PFE on derivatives decreased £5bn to £155bn mainly as a result of continued legacy portfolio rundown and trade compressions and tear-ups
-
Securities Financing Transactions leverage exposure decreased £6bn, primarily due to reverse repurchase agreements decreasing £9bn to £84bn, mainly driven by lower matched book trading due to balance sheet deleveraging

-
Leverage loans and advances and other assets increased by £7bn to £710bn. This included lending growth of £4bn in PCB and £3bn in Barclaycard, and a £2bn increase in settlement balances. This was partially offset by a £2bn decrease in Africa Banking reflecting the depreciation of ZAR against GBP

•
The leverage ratio increased to 4.2% (30 June 2015: 4.1%) due to an increase in fully loaded Tier 1 capital to £47.9bn (30 June 2015: £46.5bn), driven by the issuance of £1bn of Additional Tier 1 (AT1) securities

•	The fully loaded CRD IV CET1 ratio remained stable at 11.1% (30 June 2015: 11.1%) with CET1 capital increasing £0.4bn to £42.4bn offset by RWAs increasing £5bn to £382bn
-
The increase in CET1 capital was driven by £0.5bn profits after absorbing adjusting items. After adjusting for the impacts of own credit and dividends paid and foreseen, capital generated from earnings increased CET1 capital by £0.3bn. Net increases in other qualifying reserves, which included currency translation reserve movements and pension valuation adjustments, were offset by increases in regulatory deductions, primarily due to the increase in the firm’s prudential valuation adjustment (PVA), reflecting increased valuation uncertainty on the ESHLA portfolio

	-	The increase in RWAs was driven by a £7bn increase in Core RWAs to £327bn, primarily in the Investment Bank and PCB, partially offset by a £2bn decrease in Non-Core RWAs to £55bn
•
Net asset value and net tangible asset value per share increased to 337p (30 June 2015: 328p) and 289p (30 June 2015: 279p) respectively driven by profit generated for the period, an increase in the cash flow hedging reserve and other favourable reserve movements as mentioned above

Funding and liquidity

•
The Group continued to maintain surpluses to its internal and regulatory requirements in Q315 with a liquidity pool of £142bn as at 30 September 2015 (30 June 2015: £145bn) and Liquidity Coverage Ratio (LCR) of 118% (30 June 2015: 121%), equivalent to a surplus of £22bn (30 June 2015: £26bn). The quarterly reduction in liquidity surpluses reflects the previously anticipated funding impacts due to the reassessment of sovereign support and updated rating methodologies by credit rating agencies in H115

•
Wholesale funding outstanding excluding repurchase agreements was £147bn (30 June 2015: £157bn). The Group issued £1.2bn of term unsecured funding net of early redemptions during Q315, of which £1.3bn was in public and private senior unsecured debt issued by the holding company, Barclays PLC. During the quarter, Barclays PLC also issued £1bn of AT1 securities. All the capital and debt proceeds raised by Barclays PLC have been used to subscribe for instruments at Barclays Bank PLC, the operating company with a ranking corresponding to the securities issued by Barclays PLC

Other matters
•
Additional provisions of £1,070m (2014: £500m) were recognised in relation to ongoing investigations and litigation including Foreign Exchange. This included provisions of £270m in Q315 relating to the settlement of two residential mortgage backed securities claims with the National Credit Union Administration and the settlement of certain legacy benchmark litigation

•	Additional UK customer redress provisions of £1,322m (2014: £910m) were recognised. This included:
	-	A Q315 provision of £290m redress costs as a result of an internal review relating to rates provided to certain customers on foreign exchange transactions between 2005 and 2012
	-	H115 charges of £282m for Packaged Bank Account redress costs and £750m of PPI redress costs. No additional provisions for PPI redress were made in Q315
•
Barclays notes the Financial Conduct Authority’s (FCA) announcement of its proposed consultation for the introduction of a deadline by which consumers would need to make their PPI complaints or else lose their right to have them assessed. This consultation is also expected to propose rules and guidance concerning the handling of PPI complaints in light of the 2014 Supreme Court decision in Plevin v Paragon Personal Finance Ltd, with Plevin-type complaints also being subject to the same deadline. Barclays will continue to monitor these developments in its assessment of provisioning for PPI related costs and redress

•
A loss on sale of £201m (2014: £nil) was recognised in Q315 relating to the announced sale of the Portuguese retail business within Non-Core, which is due to complete in Q116. This is in addition to the loss of £118m recognised in H115 relating to the sale of the Spanish business

•
A £496m (2014: £461m) gain on US Lehman acquisition assets was recognised in Q215. Barclays has reached a settlement with the Securities Investor Protection Act Trustee for Lehman Brothers Inc. (LBI) to resolve outstanding litigation between the parties relating to the acquisition of most of the assets of LBI in September 2008

•
A £429m (2014: £nil) gain was recognised in H115 as the valuation of a component of the defined retirement benefit liability was revised to use the long term Consumer Price Index rather than the Retail Price Index, consistent with statutory provisions

Dividends
•	A third interim dividend for 2015 of 1p will be paid on 11 December 2015

Guidance and outlook
•
2016 Core cost guidance has been increased from the previous level of less than £14.5bn excluding costs to achieve, to incorporate approximately £0.4bn of costs relating to the implementation of structural reform. Together with £0.1bn of structural reform implementation costs in 2015, an estimated £1bn of implementation costs are expected over the life of the programme

•
The 2016 Core return on equity excluding costs to achieve guidance has been revised to 11% reflecting the impacts of the tax changes set out in the 2015 UK summer budget and increased costs relating to the implementation of structural reform

•	The accelerated Non-Core RWA target of around £20bn at the end of 2017 is unchanged
•
Non-Core guidance for 2016 has been revised from the previous return on equity drag of less than 3% and replaced with a quarterly cost run-rate excluding UK bank levy, litigation and conduct charges, and costs to achieve of £125m per quarter from Q416, as the accelerated rundown is implemented

•	The Investment Bank has seen weaker market conditions in October in comparison to October 2014. However, it is too early to make any specific comment on Q4 performance

Tushar Morzaria, Group Finance Director

Results by Business

	Nine months ended	Nine months ended
Personal and Corporate Banking	30.09.15	30.09.14	YoY
Income statement information	£m	£m	% Change
Total income	6,564	6,597	(1)
Credit impairment charges and other provisions	(260)	(359)	28
Net operating income	6,304	6,238	1
Operating expenses	(3,651)	(3,747)	3
Litigation and conduct	(31)	(39)	21
Costs to achieve	(204)	(205)	-
Total operating expenses	(3,886)	(3,991)	3
Other net (expenses)/income	(35)	10
Profit before tax	2,383	2,257	6
Attributable profit	1,748	1,617	8

	As at 30.09.15	As at 30.06.15
Balance sheet information	£bn	£bn
Loans and advances to customers at amortised cost	220.8	217.5
Total assets	294.0	289.9
Customer deposits	302.5	298.5
Risk weighted assets	122.2	120.6

	Nine months ended	Nine months ended
Performance measures	30.09.15	30.09.14
Return on average tangible equity	17.3%	16.7%
Average allocated tangible equity (£bn)	13.6	13.0
Return on average equity	13.0%	12.5%
Average allocated equity (£bn)	18.1	17.3
Cost: income ratio	59%	60%
Loan loss rate (bps)	15	22
Net interest margin	2.99%	2.99%

			YoY
Analysis of total income	£m	£m	% Change
Personal	3,032	3,114	(3)
Corporate	2,812	2,670	5
Wealth	720	813	(11)
Total income	6,564	6,597	(1)

	As at 30.09.15	As at 30.06.15
Analysis of loans and advances to customers at amortised cost	£bn	£bn
Personal	137.7	137.8
Corporate	69.0	66.0
Wealth	14.1	13.7
Total loans and advances to customers at amortised cost	220.8	217.5

Analysis of customer deposits
Personal	148.7	146.3
Corporate	123.2	120.3
Wealth	30.6	31.9
Total customer deposits	302.5	298.5

	Nine months ended	Nine months ended
Barclaycard	30.09.15	30.09.14	YoY
Income statement information	£m	£m	% Change
Total income	3,649	3,247	12
Credit impairment charges and other provisions	(848)	(821)	(3)
Net operating income	2,801	2,426	15
Operating expenses	(1,441)	(1,271)	(13)
Costs to achieve	(83)	(68)	(22)
Total operating expenses	(1,524)	(1,339)	(14)
Other net income	26	39	(33)
Profit before tax	1,303	1,126	16
Attributable profit	919	801	15

	As at 30.09.15	As at 30.06.15
Balance sheet information	£bn	£bn
Loans and advances to customers at amortised cost	38.2	36.9
Total assets	45.8	41.9
Customer deposits	8.3	7.7
Risk weighted assets	40.7	40.3

	Nine months ended	Nine months ended
Performance measures	30.09.15	30.09.14
Return on average tangible equity	24.7%	23.0%
Average allocated tangible equity (£bn)	5.0	4.7
Return on average equity	19.6%	18.5%
Average allocated equity (£bn)	6.3	5.8
Cost: income ratio	42%	41%
Loan loss rate (bps)	271	301
Net interest margin	9.12%	8.98%

Africa Banking				Constant currency1
	Nine months ended	Nine months ended		Nine months ended	Nine months ended
	30.09.15	30.09.14	YoY	30.09.15	30.09.14	YoY
Income statement information	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	2,719	2,701	1	2,719	2,568	6
Credit impairment charges and other provisions	(262)	(270)	3	(262)	(256)	(2)
Net operating income	2,457	2,431	1	2,457	2,312	6
Operating expenses	(1,652)	(1,654)	-	(1,652)	(1,575)	(5)
Litigation and conduct	-	(1)		-	(1)
Costs to achieve	(20)	(28)	29	(20)	(27)	26
Total operating expenses	(1,672)	(1,683)	1	(1,672)	(1,603)	(4)
Other net income	6	8	(25)	6	7	(14)
Profit before tax	791	756	5	791	716	10
Attributable profit	298	272	10	298	256	16

	As at 30.09.15	As at 30.06.15		As at 30.09.15	As at 30.06.15
Balance sheet information	£bn	£bn		£bn	£bn
Loans and advances to customers at amortised cost	31.7	33.8		31.7	30.9
Total assets	52.2	54.0		52.2	49.5
Customer deposits	31.8	34.4		31.8	31.5
Risk weighted assets	36.0	36.4		36.0	33.2

	Nine months ended	Nine months ended
Performance measures	30.09.15	30.09.14
Return on average tangible equity	13.7%	13.2%
Average allocated tangible equity (£bn)	2.9	2.7
Return on average equity	10.1%	9.6%
Average allocated equity (£bn)	3.9	3.8
Cost: income ratio	61%	62%
Loan loss rate (bps)	101	97
Net interest margin	5.98%	5.96%

1
Constant currency results are calculated by converting ZAR results into GBP using the average exchange rate for the nine months ended 30 September 2015 for the income statement and the 30 September 2015 exchange rate for the balance sheet to eliminate the impact of movement in exchange rates between the reporting periods.

	Nine months ended	Nine months ended
Investment Bank	30.09.15	30.09.14	YoY
Income statement information	£m	£m	% Change
Total income	6,110	5,922	3
Credit impairment (charges)/releases and other provisions	(36)	21
Net operating income	6,074	5,943	2
Operating expenses	(4,059)	(4,153)	2
Litigation and conduct	(101)	(96)	(5)
Costs to achieve	(157)	(352)	55
Total operating expenses	(4,317)	(4,601)	6
Profit before tax	1,757	1,342	31
Attributable profit	943	547	72

	As at 30.09.15	As at 30.06.15
Balance sheet information	£bn	£bn
Loans and advances to banks and customers at amortised cost1	128.9	123.1
Trading portfolio assets	79.9	81.8
Derivative financial instrument assets	137.0	118.5
Derivative financial instrument liabilities	145.7	127.7
Reverse repurchase agreements and other similar secured lending	69.3	58.4
Total assets	452.0	420.1
Risk weighted assets	120.5	115.3

	Nine months ended	Nine months ended
Performance measures	30.09.15	30.09.14
Return on average tangible equity	9.1%	5.1%
Average allocated tangible equity (£bn)	14.0	14.6
Return on average equity	8.6%	4.9%
Average allocated equity (£bn)	14.9	15.3
Cost: income ratio	71%	78%

			YoY
Analysis of total income	£m	£m	% Change
Investment banking fees	1,637	1,584	3
Lending	360	306	18
Banking	1,997	1,890	6
Credit	774	871	(11)
Equities	1,676	1,615	4
Macro	1,663	1,526	9
Markets	4,113	4,012	3
Banking & Markets	6,110	5,902	4
Other	-	20
Total income	6,110	5,922	3

1
As at 30 September 2015 loans and advances included £103.9bn (30 June 2015: £99.1bn) of loans and advances to customers (including settlement balances of £44.3bn (30 June 2015: £40.4bn) and cash collateral of £29.5bn (30 June 2015: £28.6bn)) and loans and advances to banks of £25.0bn (30 June 2015: £24.0bn) (including settlement balances of £5.0bn (30 June 2015: £5.9bn) and cash collateral of £6.7bn (30 June 2015: £6.4bn)).

	Nine months ended	Nine months ended
Head Office	30.09.15	30.09.14
Income statement information	£m	£m
Net operating income	-	215
Operating expenses	(182)	(46)
Litigation and conduct	(21)	(58)
Costs to achieve	(30)	(2)
Total operating expenses	(233)	(106)
Other net income/(expenses)	4	(3)
(Loss)/profit before tax	(229)	106
Attributable loss	(236)	(11)

	As at 30.09.15	As at 30.06.15
Balance sheet information	£bn	£bn
Total assets	47.1	52.6
Risk weighted assets	7.6	7.5

	Nine months ended	Nine months ended
Barclays Non-Core	30.09.15	30.09.14	YoY
Income statement information	£m	£m	% Change
Total income net of insurance claims	48	1,028	(95)
Credit impairment charges and other provisions	(62)	(166)	63
Net operating income	(14)	862
Operating expenses	(669)	(1,181)	43
Litigation and conduct	(119)	(115)	(3)
Costs to achieve	(45)	(171)	74
Total operating expenses	(833)	(1,467)	43
Other net expenses	(2)	(43)	95
Loss before tax	(849)	(648)	(31)
Attributable loss	(730)	(638)	(14)

	As at 30.09.15	As at 30.06.15
Balance sheet information	£bn	£bn
Loans and advances to banks and customers at amortised cost1	50.9	53.9
Loans and advances to customers at fair value	17.6	17.0
Derivative financial instrument assets	239.5	220.9
Derivative financial instrument liabilities	231.0	213.6
Reverse repurchase agreements and other similar secured lending	7.1	15.6
Total assets	345.4	338.2
Customer deposits	17.9	19.6
Risk weighted assets	54.8	56.6
Leverage exposure	151.7	166.3

	Nine months ended	Nine months ended
Performance measures	30.09.15	30.09.14
Return on average tangible equity2	(4.4%)	(5.4%)
Average allocated tangible equity (£bn)	9.2	13.6
Return on average equity2	(3.4%)	(4.2%)
Average allocated equity (£bn)	9.3	13.8
Period end allocated equity (£bn)	8.5	12.1
			YoY
Analysis of total income net of insurance claims	£m	£m	% Change
Businesses	474	873	(46)
Securities and loans	(253)	259
Derivatives	(173)	(104)	(66)
Total income net of insurance claims	48	1,028	(95)

1
As at 30 September 2015 loans and advances included £39.0bn (30 June 2015: £42.7bn) of loans and advances to customers (including settlement balances of £0.4bn (30 June 2015: £1.0bn) and cash collateral of £19.4bn (30 June 2015: £18.0bn)) and loans and advances to banks of £11.9bn (30 June 2015: £11.2bn) (including settlement balances of £0.0bn (30 June 2015: £0.2bn) and cash collateral of £11.4bn (30 June 2015: £10.5bn)).

2
Return on average equity and average tangible equity for Barclays Non-Core represents its impact on the Group, being the difference between Barclays Group returns and Barclays Core returns. This does not represent the return on average equity and average tangible equity of the Non-Core business.

Quarterly Results Summary

Barclays results by quarter	Q315	Q215	Q115	Q414	Q314	Q214	Q114	Q4131
	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted basis
Total income net of insurance claims	6,108	6,552	6,430	6,018	6,378	6,682	6,650	6,639
Credit impairment charges and other provisions	(495)	(496)	(477)	(573)	(509)	(538)	(548)	(718)
Net operating income	5,613	6,056	5,953	5,445	5,869	6,144	6,102	5,921
Operating expenses	(3,842)	(3,897)	(3,915)	(3,942)	(3,879)	(4,042)	(4,130)	(4,500)
Litigation and conduct	(138)	(77)	(57)	(140)	(98)	(146)	(65)	(104)
Costs to achieve	(223)	(196)	(120)	(339)	(332)	(254)	(240)	(468)
UK bank levy	-	-	-	(462)	-	-	-	(504)
Total operating expenses	(4,203)	(4,170)	(4,092)	(4,883)	(4,309)	(4,442)	(4,435)	(5,576)
Other net income/(expenses)	17	(37)	19	1	30	(46)	26	19
Adjusted profit before tax	1,427	1,849	1,880	563	1,590	1,656	1,693	364

Adjusting items
Own credit	195	282	128	(62)	44	(67)	119	(95)
Gain on US Lehman acquisition assets	-	496	-	-	461	-	-	-
ESHLA valuation revision	-	-	-	(935)	-	-	-	-
Gain on valuation of a component of the defined retirement benefit liability	-	-	429	-	-	-	-	-
Provisions for ongoing investigations and litigation including Foreign Exchange	(270)	-	(800)	(750)	(500)	-	-	(173)
Provisions for UK customer redress	(290)	(850)	(182)	(200)	(10)	(900)	-	-
Goodwill impairment	-	-	-	-	-	-	-	(79)
Losses on sale relating to the Spanish and Portuguese businesses	(201)	-	(118)	(82)	(364)	-	-	-
Statutory profit/(loss) before tax	861	1,777	1,337	(1,466)	1,221	689	1,812	17
Tax (charge)/credit	(208)	(394)	(612)	85	(601)	(298)	(597)	(531)
Statutory profit/(loss) after tax	653	1,383	725	(1,381)	620	391	1,215	(514)

Attributable to:
Ordinary equity holders of the parent	417	1,146	465	(1,679)	379	161	965	(642)
Other equity holders	79	79	80	80	80	41	49	-
Non-controlling interests	157	158	180	218	161	189	201	128

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	1,236.5	1,196.7	1,416.4	1,357.9	1,365.7	1,314.9	1,362.1	1,343.6
Risk weighted assets	381.9	376.7	395.9	401.9	412.9	411.1	436.3	442.5

Adjusted performance measures
Return on average tangible shareholders' equity	6.7%	9.1%	9.0%	1.7%	7.1%	7.5%	7.6%	(2.4%)
Average tangible shareholders' equity	47.9	47.7	48.7	48.9	47.6	47.5	47.2	47.1
Return on average shareholders' equity	5.7%	7.8%	7.7%	1.5%	6.1%	6.4%	6.5%	(2.1%)
Average shareholders' equity	56.1	56.0	57.0	57.1	55.6	55.3	54.8	54.9
Cost: income ratio	69%	64%	64%	81%	68%	66%	67%	84%
Loan loss rate (bps)	40	41	37	48	42	44	45	59
Basic earnings/(loss) per share	4.8p	6.5p	6.6p	1.3p	5.2p	5.4p	5.5p	(2.0p)

Statutory performance measures
Return on average tangible shareholders' equity	3.6%	9.8%	4.0%	(13.8%)	3.4%	1.4%	8.4%	(5.5%)
Average tangible shareholders' equity	47.6	47.2	48.1	48.3	46.8	46.7	46.4	46.3
Return on average shareholders' equity	3.1%	8.4%	3.4%	(11.8%)	2.9%	1.2%	7.2%	(4.7%)
Average shareholders' equity	55.8	55.5	56.3	56.4	54.8	54.5	54.0	54.1
Cost: income ratio	76%	68%	71%	116%	70%	81%	66%	89%
Basic earnings/(loss) per share	2.6p	7.0p	2.9p	(10.2p)	2.4p	1.0p	6.0p	(4.5p)

1
Q413 adjusted total operating expenses and profit before tax have been revised to account for the reclassification of £173m of charges, relating to a US residential mortgage-related business settlement with the Federal Housing Finance Agency, to provisions for ongoing investigations and litigation including Foreign Exchange to aid comparability.

Barclays Core	Q315	Q215	Q115	Q414	Q314	Q214	Q114	Q413
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	6,102	6,520	6,420	5,996	6,008	6,397	6,277	6,189
Credit impairment charges and other provisions	(470)	(488)	(448)	(571)	(492)	(456)	(481)	(542)
Net operating income	5,632	6,032	5,972	5,425	5,516	5,941	5,796	5,647
Operating expenses	(3,626)	(3,663)	(3,696)	(3,614)	(3,557)	(3,602)	(3,710)	(4,045)
Litigation and conduct	(64)	(41)	(48)	(56)	(16)	(136)	(43)	(69)
Costs to achieve	(201)	(184)	(109)	(298)	(202)	(237)	(216)	(365)
UK bank levy	-	-	-	(371)	-	-	-	(395)
Total operating expenses	(3,891)	(3,888)	(3,853)	(4,339)	(3,775)	(3,975)	(3,969)	(4,874)
Other net income/(expenses)	23	(39)	17	9	6	27	20	15
Profit before tax	1,764	2,105	2,136	1,095	1,747	1,993	1,847	788
Attributable profit	1,115	1,273	1,284	638	1,002	1,171	1,053	601

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	891.1	858.5	949.6	886.5	899.3	846.3	863.7	832.4
Risk weighted assets	327.0	320.1	331.1	326.6	331.9	323.6	330.3	332.6

Performance measures
Return on average tangible equity	11.4%	13.3%	13.5%	7.0%	11.5%	13.8%	13.2%	7.6%
Average allocated tangible equity (£bn)	39.6	38.6	38.5	37.0	35.2	34.0	32.2	31.4
Return on average equity	9.5%	11.0%	11.1%	5.8%	9.5%	11.3%	10.7%	6.2%
Average allocated equity (£bn)	47.7	46.7	46.7	45.0	43.0	41.6	39.6	38.9
Cost: income ratio	64%	60%	60%	72%	63%	62%	63%	79%
Loan loss rate (bps)	43	45	41	55	46	44	60	56
Basic earnings per share contribution	6.8p	7.7p	7.8p	4.0p	6.2p	7.2p	6.5p	4.2p

Barclays Non-Core	Q315	Q215	Q115	Q414	Q314	Q214	Q114	Q4131
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Businesses	199	153	122	228	327	245	301	322
Securities and loans	(138)	(42)	(73)	(142)	106	66	87	121
Derivatives	(55)	(79)	(39)	(64)	(63)	(26)	(15)	7
Total income net of insurance claims	6	32	10	22	370	285	373	450
Credit impairment charges and other provisions	(25)	(8)	(29)	(2)	(17)	(82)	(67)	(176)
Net operating (expense)/income	(19)	24	(19)	20	353	203	306	274
Operating expenses	(216)	(234)	(219)	(329)	(321)	(441)	(419)	(456)
Litigation and conduct	(74)	(36)	(9)	(83)	(82)	(10)	(23)	(35)
Costs to achieve	(22)	(12)	(11)	(41)	(130)	(17)	(24)	(103)
UK bank levy	-	-	-	(91)	-	-	-	(109)
Total operating expenses	(312)	(282)	(239)	(544)	(533)	(468)	(466)	(703)
Other net (expenses)/income	(6)	2	2	(8)	23	(72)	6	4
Loss before tax	(337)	(256)	(256)	(532)	(157)	(337)	(154)	(425)
Attributable loss	(328)	(203)	(199)	(448)	(173)	(294)	(171)	(890)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	50.9	53.9	65.6	63.9	64.5	75.5	83.4	81.9
Loans and advances to customers at fair value	17.6	17.0	18.5	18.7	18.1	17.0	17.5	17.6
Derivative financial instrument assets	239.5	220.9	301.9	285.4	249.6	227.0	231.5	239.3
Derivative financial instrument liabilities	231.0	213.6	295.6	277.1	240.0	215.0	220.9	228.3
Reverse repurchase agreements and other similar secured lending	7.1	15.6	42.8	49.3	73.9	86.8	98.3	104.7
Total assets	345.4	338.2	466.8	471.5	466.5	468.6	498.4	511.2
Customer deposits	17.9	19.6	20.5	21.6	22.2	28.6	30.7	29.3
Risk weighted assets	54.8	56.6	64.8	75.3	81.0	87.5	106.0	109.9

Performance measures
Return on average tangible equity2	(4.7%)	(4.2%)	(4.5%)	(5.3%)	(4.4%)	(6.3%)	(5.6%)	(10.0%)
Average allocated tangible equity (£bn)	8.3	9.1	10.2	11.9	12.4	13.5	15.0	15.7
Return on average equity2	(3.8%)	(3.2%)	(3.4%)	(4.3%)	(3.4%)	(4.9%)	(4.2%)	(8.3%)
Average allocated equity (£bn)	8.4	9.3	10.3	12.1	12.6	13.7	15.2	16.0
Period end allocated equity (£bn)	8.5	8.3	9.7	11.0	12.1	12.7	14.9	15.1
Basic earnings per share contribution	(2.0p)	(1.2p)	(1.2p)	(2.7p)	(1.0p)	(1.8p)	(1.0p)	(6.2p)

1
Q413 total operating expenses and profit before tax have been revised to account for the reclassification of £173m of charges, relating to a US residential mortgage-related business settlement with the Federal Housing Finance Agency, to provisions for ongoing investigations and litigation including Foreign Exchange to aid comparability.

2
Return on average equity and average tangible equity for Barclays Non-Core represents its impact on the Group, being the difference between Barclays Group returns and Barclays Core returns. This does not represent the return on average equity and average tangible equity of the Non-Core business.

Quarterly Core Results by Business

Personal and Corporate Banking	Q315	Q215	Q115	Q414	Q314	Q214	Q114	Q413
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	2,180	2,210	2,174	2,231	2,236	2,188	2,173	2,166
Credit impairment charges and other provisions	(82)	(99)	(79)	(123)	(129)	(95)	(135)	(169)
Net operating income	2,098	2,111	2,095	2,108	2,107	2,093	2,038	1,997
Operating expenses	(1,185)	(1,232)	(1,234)	(1,204)	(1,222)	(1,247)	(1,278)	(1,371)
Litigation and conduct	(6)	(23)	(2)	(15)	(10)	(9)	(20)	(17)
Costs to achieve	(65)	(97)	(42)	(195)	(90)	(58)	(57)	(219)
UK bank levy	-	-	-	(70)	-	-	-	(66)
Total operating expenses	(1,256)	(1,352)	(1,278)	(1,484)	(1,322)	(1,314)	(1,355)	(1,673)
Other net income/(expenses)	13	(50)	2	4	4	1	5	3
Profit before tax	855	709	819	628	789	780	688	327
Attributable profit	646	500	602	441	578	559	480	281

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	220.8	217.5	219.0	217.0	215.7	216.7	215.5	212.2
Total assets	294.0	289.9	294.1	285.0	275.7	268.1	271.5	278.5
Customer deposits	302.5	298.5	298.1	299.2	295.9	298.3	297.2	295.9
Risk weighted assets	122.2	120.6	122.5	120.2	120.0	117.9	116.1	118.3

Performance measures
Return on average tangible equity	19.2%	14.9%	17.8%	13.3%	17.8%	17.5%	14.7%	8.6%
Average allocated tangible equity (£bn)	13.6	13.6	13.6	13.4	13.1	12.9	13.1	13.1
Return on average equity	14.4%	11.2%	13.4%	10.0%	13.4%	13.1%	11.1%	6.5%
Average allocated equity (£bn)	18.1	18.1	18.1	17.8	17.5	17.2	17.4	17.4
Cost: income ratio	58%	61%	59%	67%	59%	60%	62%	77%
Loan loss rate (bps)	14	18	14	22	23	17	25	31
Net interest margin	2.97%	2.99%	3.02%	3.02%	3.05%	2.93%	2.99%	2.91%

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal	1,018	1,005	1,009	1,045	1,061	1,027	1,026	1,037
Corporate	935	970	907	922	902	889	879	866
Wealth	227	235	258	264	273	272	268	263
Total income	2,180	2,210	2,174	2,231	2,236	2,188	2,173	2,166

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal	137.7	137.8	137.5	136.8	136.5	135.9	134.9	133.8
Corporate	69.0	66.0	66.5	65.1	63.1	64.8	64.2	62.5
Wealth	14.1	13.7	15.0	15.1	16.1	16.0	16.4	15.9
Total loans and advances to customers at amortised cost	220.8	217.5	219.0	217.0	215.7	216.7	215.5	212.2

Analysis of customer deposits
Personal	148.7	146.3	145.3	145.8	143.0	141.6	141.3	140.5
Corporate	123.2	120.3	120.9	122.2	120.7	123.7	120.9	118.5
Wealth	30.6	31.9	31.9	31.2	32.2	33.0	35.0	36.9
Total customer deposits	302.5	298.5	298.1	299.2	295.9	298.3	297.2	295.9

Barclaycard	Q315	Q215	Q115	Q414	Q314	Q214	Q114	Q413
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	1,292	1,222	1,135	1,109	1,123	1,082	1,042	1,034
Credit impairment charges and other provisions	(285)	(273)	(290)	(362)	(284)	(268)	(269)	(266)
Net operating income	1,007	949	845	747	839	814	773	768
Operating expenses	(480)	(496)	(465)	(456)	(449)	(420)	(402)	(446)
Litigation and conduct	-	-	-	-	-	-	-	(11)
Costs to achieve	(27)	(31)	(25)	(50)	(32)	(23)	(13)	(38)
UK bank levy	-	-	-	(29)	-	-	-	(22)
Total operating expenses	(507)	(527)	(490)	(535)	(481)	(443)	(415)	(517)
Other net income	8	7	11	1	4	25	10	5
Profit before tax	508	429	366	213	362	396	368	256
Attributable profit	353	307	259	137	262	285	254	169

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	38.2	36.9	36.8	36.6	34.8	33.2	31.9	31.5
Total assets	45.8	41.9	42.4	41.3	38.9	36.2	35.0	34.4
Customer deposits	8.3	7.7	8.0	7.3	6.5	5.9	5.8	5.1
Risk weighted assets	40.7	40.3	39.9	39.9	38.6	37.7	36.4	35.7

Performance measures
Return on average tangible equity	28.3%	24.9%	21.0%	11.2%	21.8%	24.7%	22.6%	16.1%
Average allocated tangible equity (£bn)	5.0	5.0	5.0	4.9	4.8	4.6	4.5	4.2
Return on average equity	22.5%	19.7%	16.6%	9.0%	17.5%	19.7%	18.2%	12.7%
Average allocated equity (£bn)	6.3	6.3	6.3	6.2	6.0	5.8	5.6	5.3
Cost: income ratio	39%	43%	43%	48%	43%	41%	40%	50%
Loan loss rate (bps)	271	283	305	374	309	309	325	320
Net interest margin	9.26%	9.31%	8.78%	8.13%	8.84%	8.92%	9.19%	8.85%

Africa Banking	Q315	Q215	Q115	Q414	Q314	Q214	Q114	Q413
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	861	910	948	963	928	895	878	980
Credit impairment charges and other provisions	(69)	(103)	(90)	(79)	(74)	(100)	(96)	(104)
Net operating income	792	807	858	884	854	795	782	876
Operating expenses	(536)	(557)	(559)	(590)	(572)	(545)	(537)	(616)
Litigation and conduct	-	-	-	(1)	(1)	-	-	-
Costs to achieve	(7)	(7)	(6)	(23)	(11)	(8)	(9)	(15)
UK bank levy	-	-	-	(45)	-	-	-	(42)
Total operating expenses	(543)	(564)	(565)	(659)	(584)	(553)	(546)	(673)
Other net income	2	2	2	3	2	2	4	-
Profit before tax	251	245	295	228	272	244	240	203
Attributable profit	90	96	112	88	91	78	103	30

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	31.7	33.8	35.7	35.2	34.5	33.8	35.0	34.9
Total assets	52.2	54.0	57.8	55.5	54.6	52.4	54.1	54.9
Customer deposits	31.8	34.4	35.0	35.0	33.4	33.2	34.0	34.6
Risk weighted assets	36.0	36.4	39.3	38.5	37.9	36.5	36.6	38.0

Performance measures
Return on average tangible equity	13.3%	13.2%	14.7%	11.9%	13.1%	11.3%	15.5%	4.2%
Average allocated tangible equity (£bn)	2.7	2.9	3.1	2.9	2.8	2.8	2.7	2.8
Return on average equity	9.7%	9.7%	10.8%	8.7%	9.5%	8.1%	11.1%	3.0%
Average allocated equity (£bn)	3.7	3.9	4.1	4.0	3.8	3.8	3.7	4.0
Cost: income ratio	63%	62%	60%	68%	63%	62%	62%	69%
Loan loss rate (bps)	79	112	94	83	79	111	104	105
Net interest margin	5.96%	5.87%	6.06%	5.94%	6.12%	5.83%	5.91%	5.87%

Constant currency1
Income statement information	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	861	838	834	839	828	790	781
Credit impairment charges and other provisions	(69)	(94)	(79)	(68)	(65)	(88)	(85)
Net operating income	792	744	755	771	763	702	696
Operating expenses	(536)	(514)	(495)	(518)	(513)	(484)	(480)
Litigation and conduct	-	-	-	-	-	-	-
Costs to achieve	(7)	(7)	(5)	(20)	(9)	(8)	(7)
UK bank levy	-	-	-	(45)	-	-	-
Total operating expenses	(543)	(521)	(500)	(583)	(522)	(492)	(487)
Other net income	2	2	2	3	1	2	4
Profit before tax	251	225	257	191	242	212	213
Attributable profit	90	88	96	73	78	73	91

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	31.7	30.9	30.7	30.3	30.2	29.3	29.3
Total assets	52.2	49.5	50.0	48.0	47.9	45.6	45.6
Customer deposits	31.8	31.5	30.2	30.3	29.3	28.9	28.7
Risk weighted assets	36.0	33.2	33.7	33.1	33.1	31.6	30.6

1
Constant currency results are calculated by converting ZAR results into GBP using the average exchange rate for the three months ended 30 September 2015 for the income statement and the 30 September 2015 closing exchange rate for the balance sheet to eliminate the impact of movement in exchange rates between the reporting periods.

Investment Bank	Q315	Q215	Q115	Q414	Q314	Q214	Q114	Q413
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Investment banking fees	502	586	549	527	410	661	513	571
Lending	155	122	83	111	137	66	103	68
Banking	657	708	632	638	547	727	616	639
Credit	228	272	274	173	255	270	346	231
Equities	441	616	619	431	395	629	591	421
Macro	485	554	624	424	470	504	552	494
Markets	1,154	1,442	1,517	1,028	1,120	1,403	1,489	1,146
Banking & Markets	1,811	2,150	2,149	1,666	1,667	2,130	2,105	1,785
Other	-	-	-	-	(2)	24	(2)	(3)
Total income	1,811	2,150	2,149	1,666	1,665	2,154	2,103	1,782
Credit impairment (charges)/releases and other provisions	(35)	(12)	11	(7)	(5)	7	19	(6)
Net operating income	1,776	2,138	2,160	1,659	1,660	2,161	2,122	1,776
Operating expenses	(1,321)	(1,328)	(1,410)	(1,351)	(1,305)	(1,357)	(1,491)	(1,575)
Litigation and conduct	(44)	(13)	(44)	(33)	(1)	(85)	(10)	(31)
Costs to achieve	(94)	(32)	(31)	(22)	(70)	(152)	(130)	(71)
UK bank levy	-	-	-	(218)	-	-	-	(236)
Total operating expenses	(1,459)	(1,373)	(1,485)	(1,624)	(1,376)	(1,594)	(1,631)	(1,913)
Profit/(loss) before tax	317	765	675	35	284	567	491	(137)
Attributable profit/(loss)	182	417	344	(150)	112	204	231	(74)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	128.9	123.1	134.4	106.3	123.1	117.2	129.7	104.5
Trading portfolio assets	79.9	81.8	99.1	94.8	98.8	101.2	101.2	96.6
Derivative financial instrument assets	137.0	118.5	175.9	152.6	131.4	104.2	99.9	108.7
Derivative financial instrument liabilities	145.7	127.7	186.0	160.6	137.6	109.5	106.7	116.6
Reverse repurchase agreements and other similar secured lending	69.3	58.4	58.0	64.3	82.8	83.0	86.6	78.2
Total assets	452.0	420.1	509.6	455.7	488.4	446.2	469.4	438.0
Risk weighted assets	120.5	115.3	123.0	122.4	127.9	123.9	125.2	124.4

Performance measures
Return on average tangible equity	5.5%	12.2%	9.7%	(3.9%)	3.3%	5.6%	6.4%	(2.1%)
Average allocated tangible equity (£bn)	13.7	13.9	14.5	14.7	14.2	14.8	14.7	14.4
Return on average equity	5.2%	11.5%	9.1%	(3.7%)	3.1%	5.3%	6.1%	(2.0%)
Average allocated equity (£bn)	14.6	14.8	15.4	15.6	15.0	15.5	15.4	15.1
Cost: income ratio	81%	64%	69%	97%	83%	74%	78%	107%

Head Office
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total (expense)/income	(42)	28	14	27	56	78	81	227
Credit impairment releases/(charges) and other provisions	1	(1)	-	-	-	-	-	3
Net operating (expense)/income	(41)	27	14	27	56	78	81	230
Operating expenses	(104)	(50)	(28)	(11)	(9)	(34)	(3)	(37)
Litigation and conduct	(14)	(5)	(2)	(8)	(4)	(42)	(12)	(10)
Costs to achieve	(8)	(17)	(5)	(8)	-	5	(7)	(22)
UK bank levy	-	-	-	(9)	-	-	-	(29)
Total operating expenses	(126)	(72)	(35)	(36)	(13)	(71)	(22)	(98)
Other net income/(expenses)	-	2	2	-	(3)	(1)	1	7
(Loss)/profit before tax	(167)	(43)	(19)	(9)	40	6	60	139
Attributable (loss)/profit	(156)	(47)	(33)	122	(41)	45	(15)	192

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	47.1	52.6	45.7	49.1	41.5	43.3	33.7	26.6
Risk weighted assets	7.6	7.5	6.3	5.6	7.5	7.6	16.0	16.2
Average allocated tangible equity	4.6	3.2	2.3	1.1	0.3	(1.1)	(2.8)	(3.1)
Average allocated equity	5.0	3.6	2.8	1.4	0.7	(0.7)	(2.5)	(2.9)

Performance Management

Returns and equity by business
	Nine months ended	Nine months ended
	30.09.15	30.09.14
Return on average tangible equity	%	%
Personal and Corporate Banking	17.3	16.7
Barclaycard	24.7	23.0
Africa Banking	13.7	13.2
Investment Bank	9.1	5.1
Barclays Core excluding Head Office	14.8	12.4
Head Office impact1	(2.1)	0.4
Barclays Core	12.7	12.8
Barclays Non-Core impact1	(4.4)	(5.4)
Barclays Group adjusted total	8.3	7.4

	Nine months ended	Nine months ended
	30.09.15	30.09.14
Return on average equity	%	%
Personal and Corporate Banking	13.0	12.5
Barclaycard	19.6	18.5
Africa Banking	10.1	9.6
Investment Bank	8.6	4.9
Barclays Core excluding Head Office	12.2	10.3
Head Office impact1	(1.7)	0.2
Barclays Core	10.5	10.5
Barclays Non-Core impact1	(3.4)	(4.2)
Barclays Group adjusted total	7.1	6.3

	Nine months ended	Nine months ended
	30.09.15	30.09.14
Profit/(loss) attributable to ordinary equity holders of the parent2	£m	£m
Personal and Corporate Banking	1,765	1,629
Barclaycard	925	805
Africa Banking	298	272
Investment Bank	962	559
Head Office	(240)	(11)
Barclays Core	3,710	3,254
Barclays Non-Core	(720)	(629)
Barclays Group adjusted total	2,990	2,625

1
Return on average equity and average tangible equity for Head Office and Barclays Non-Core represents their impact on Barclays Core and the Group respectively. This does not represent the return on average equity and average tangible equity of Head Office or the Non-Core business.

2	Profit for the period attributable to ordinary equity holders of the parent includes the tax credit recorded in reserves in respect of interest payments on other equity instruments.

	Nine months ended	Nine months ended
	30.09.15	30.09.14
Average allocated tangible equity	£bn	£bn
Personal and Corporate Banking	13.6	13.0
Barclaycard	5.0	4.7
Africa Banking	2.9	2.7
Investment Bank	14.0	14.6
Head Office1	3.4	(1.2)
Barclays Core	38.9	33.8
Barclays Non-Core	9.2	13.6
Barclays Group adjusted total	48.1	47.4

	Nine months ended	Nine months ended
	30.09.15	30.09.14
Average allocated equity	£bn	£bn
Personal and Corporate Banking	18.1	17.3
Barclaycard	6.3	5.8
Africa Banking	3.9	3.8
Investment Bank	14.9	15.3
Head Office1	3.8	(0.8)
Barclays Core	47.0	41.4
Barclays Non-Core	9.3	13.8
Barclays Group adjusted total	56.3	55.2

	As at 30.09.15	As at 30.06.15
Period end allocated equity	£bn	£bn
Personal and Corporate Banking	18.2	17.9
Barclaycard	6.3	6.3
Africa Banking	3.6	3.9
Investment Bank	14.4	13.7
Head Office1	5.8	5.2
Barclays Core	48.3	47.0
Barclays Non-Core	8.5	8.3
Barclays Group adjusted total	56.8	55.3

1	Based on risk weighted assets and capital deductions in Head Office, plus the residual balance of average ordinary shareholders’ equity and tangible ordinary shareholders’ equity.

Margins and balances
	Nine months ended 30.09.15			Nine months ended 30.09.14
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Personal and Corporate Banking	4,809	214,748	2.99	4,679	209,284	2.99
Barclaycard	2,608	38,221	9.12	2,287	34,050	8.98
Africa Banking	1,567	35,063	5.98	1,547	34,720	5.96
Total Personal and Corporate Banking, Barclaycard and Africa Banking	8,984	288,032	4.17	8,513	278,054	4.09
Other	380			613
Total net interest income	9,364			9,126

Quarterly analysis for PCB, Barclaycard and Africa Banking	Three months ended 30.09.15
	Net interest income	Average customer assets	Net interest margin
	£m	£m	%
Personal and Corporate Banking	1,606	214,505	2.97
Barclaycard	904	38,721	9.26
Africa Banking	499	33,205	5.96
Total Personal and Corporate Banking, Barclaycard and Africa Banking	3,009	286,431	4.17

	Three months ended 30.06.15
Personal and Corporate Banking	1,602	215,069	2.99
Barclaycard	883	38,025	9.31
Africa Banking	521	35,610	5.87
Total Personal and Corporate Banking, Barclaycard and Africa Banking	3,006	288,704	4.18

	Three months ended 31.03.15
Personal and Corporate Banking	1,601	214,645	3.02
Barclaycard	821	37,909	8.78
Africa Banking1	547	36,603	6.06
Total Personal and Corporate Banking, Barclaycard and Africa Banking	2,969	289,157	4.18

	Three months ended 31.12.14
Personal and Corporate Banking	1,619	212,444	3.02
Barclaycard	757	36,932	8.13
Africa Banking	546	36,465	5.94
Total Personal and Corporate Banking, Barclaycard and Africa Banking	2,922	285,841	4.06

1	Q115 net interest income has been revised by £14m to accurately reflect the classification of income across financial statement line items.

Condensed Consolidated Financial Statements

Consolidated summary income statement
	Nine months ended	Nine months ended
Continuing operations	30.09.15	30.09.14
	£m	£m
Total income net of insurance claims	20,191	20,267
Credit impairment charges and other provisions	(1,468)	(1,595)
Net operating income	18,723	18,672

Staff costs	(7,394)	(8,377)
Administration and general expenses	(7,037)	(6,219)
Operating expenses	(14,431)	(14,596)

Loss on disposal of undertakings and share of results of associates and joint ventures	(317)	(354)
Profit before tax	3,975	3,722
Tax	(1,214)	(1,496)
Profit after tax	2,761	2,226

Attributable to:
Ordinary equity holders of the parent	2,028	1,505
Other equity holders	238	170
Total equity holders	2,266	1,675
Non-controlling interests	495	551
Profit after tax	2,761	2,226

Earnings per share from continuing operations1
Basic earnings per ordinary share1	12.4p	9.4p

1
The profit after tax attributable to other equity holders of £238m (Q314 YTD: £170m) is offset by a tax credit recorded in reserves of £48m (Q314 YTD: £36m). The net amount of £190m (Q314 YTD: £134m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share.

Consolidated summary balance sheet
	As at	As at	As at
	30.09.15	30.06.15	31.12.14
Assets	£m	£m	£m
Cash, balances at central banks	34,544	33,341	39,695
Items in the course of collection from other banks	1,417	1,227	1,210
Trading portfolio assets	95,356	98,048	114,717
Financial assets designated at fair value	34,413	33,335	38,300
Derivative financial instruments1	378,930	341,312	439,909
Available for sale financial investments	98,901	96,210	86,066
Loans and advances to banks	48,233	44,548	42,111
Loans and advances to customers	434,497	430,719	427,767
Reverse repurchase agreements and other similar secured lending	83,928	93,138	131,753
Other assets	26,310	24,841	36,378
Total assets	1,236,529	1,196,719	1,357,906

Liabilities
Deposits from banks	55,832	55,978	58,390
Items in the course of collection due to banks	1,557	1,539	1,177
Customer accounts	443,442	438,270	427,704
Repurchase agreements and other similar secured borrowing	85,158	85,092	124,479
Trading portfolio liabilities	43,887	41,818	45,124
Financial liabilities designated at fair value	46,756	51,284	56,972
Derivative financial instruments1	379,126	342,964	439,320
Debt securities in issue	72,125	75,525	86,099
Subordinated liabilities	20,644	19,664	21,153
Other liabilities	19,927	19,010	31,530
Total liabilities	1,168,454	1,131,144	1,291,948

Equity
Called up share capital and share premium	21,551	21,523	20,809
Other reserves	2,070	1,334	2,724
Retained earnings	33,010	32,099	31,712
Shareholders' equity attributable to ordinary shareholders of the parent	56,631	54,956	55,245
Other equity instruments	5,314	4,325	4,322
Total equity excluding non-controlling interests	61,945	59,281	59,567
Non-controlling interests	6,130	6,294	6,391
Total equity	68,075	65,575	65,958

Total liabilities and equity	1,236,529	1,196,719	1,357,906

1
Financial collateral of £45.1bn (June 2015: £40.1bn) was received in respect of derivative assets, including £37.3bn (June 2015: £33.0bn) of cash collateral and £7.8bn (June 2015: £7.1bn) of non-cash collateral.  Financial collateral of £47.7bn (June 2015: £42.2bn) was placed in respect of derivative liabilities, including £39.2bn (June 2015: £35.6bn) of cash collateral and £8.5bn (June 2015: £6.6bn) of non-cash collateral (collateral amounts limited to net balance sheet exposure so as to not include over-collateralisation).

Consolidated statement of changes in equity

Nine months ended 30.09.15	Called up share capital and share premium	Other equity instruments	Other reserves1	Retained earnings	Total	Non-controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2015	20,809	4,322	2,724	31,712	59,567	6,391	65,958
Profit after tax	-	238	-	2,028	2,266	495	2,761
Other comprehensive profit after tax for the period	-	-	(679)	450	(229)	(319)	(548)
Issue of shares	742	-	-	455	1,197	-	1,197
Issue and exchange of equity instruments	-	995	-	-	995	-	995
Dividends	-	-	-	(913)	(913)	(445)	(1,358)
Coupons paid on other equity instruments	-	(238)	-	48	(190)	-	(190)
Treasury shares	-	-	25	(736)	(711)	-	(711)
Other movements	-	(3)	-	(34)	(37)	8	(29)
Balance as at 30 September 2015	21,551	5,314	2,070	33,010	61,945	6,130	68,075

Three months ended 30.09.15	Called up share capital and share premium	Other equity instruments	Other reserves1	Retained earnings	Total	Non-controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 July 2015	21,523	4,325	1,334	32,099	59,281	6,294	65,575
Profit after tax	-	79	-	417	496	157	653
Other comprehensive profit after tax for the period	-	-	713	503	1,216	(182)	1,034
Issue of shares	28	-	-	152	180	-	180
Issue and exchange of equity instruments	-	995	-	-	995	-	995
Dividends	-	-	-	(167)	(167)	(144)	(311)
Coupons paid on other equity instruments	-	(79)	-	16	(63)	-	(63)
Treasury shares	-	-	23	(30)	(7)	-	(7)
Other movements	-	(6)	-	20	14	5	19
Balance as at 30 September 2015	21,551	5,314	2,070	33,010	61,945	6,130	68,075

1
Other reserves includes currency translation reserve of £0.7bn debit (30 June 2015: £1.0bn debit), available for sale investments of £nil (30 June 2015: £0.3bn), cash flow hedge reserve of £1.8bn (30 June 2015: £1.2bn), other reserves and treasury shares of £1.0bn (30 June 2015: £0.9bn).

Capital

CRD IV capital

The Capital Requirements Regulation and Capital Requirements Directive implemented Basel 3 within the EU (collectively known as CRD IV) on 1 January 2014.  The rules are supplemented by Regulatory Technical Standards and the PRA’s rulebook, including the implementation of transitional rules. However, rules and guidance are still subject to change as certain aspects of CRD IV are dependent on final technical standards and clarifications to be issued by the EBA and adopted by the European Commission and the PRA. All capital, RWA and leverage calculations reflect Barclays’ interpretation of the current rules.
Capital ratios	As at	As at	As at
	30.09.15	30.06.15	31.12.14
Fully loaded Common Equity Tier 1	11.1%	11.1%	10.3%
PRA Transitional Common Equity Tier 11,2	11.1%	11.1%	10.2%
PRA Transitional Tier 13,4	14.2%	14.0%	13.0%
PRA Transitional Total Capital3,4	17.7%	17.4%	16.5%

Capital resources	£m	£m	£m
Shareholders' equity (excluding non controlling interests) per the balance sheet	61,945	59,281	59,567
- Less: Other equity instruments (recognised as AT1 capital)	(5,314)	(4,325)	(4,322)
Adjustment to retained earnings for foreseeable dividends	(545)	(731)	(615)

Minority interests (amount allowed in consolidated CET1)	1,139	1,200	1,227

Other regulatory adjustments and deductions:
Additional value adjustments (PVA)	(2,018)	(1,506)	(2,199)
Goodwill and intangible assets	(8,177)	(8,145)	(8,127)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,012)	(1,132)	(1,080)
Fair value reserves related to gains or losses on cash flow hedges	(1,807)	(1,185)	(1,814)
Excess of expected losses over impairment	(1,568)	(1,536)	(1,772)
Gains or losses on liabilities at fair value resulting from own credit	(53)	127	658
Direct and indirect holdings by an institution of own CET1 instruments	(57)	(57)	(25)
Other regulatory adjustments	(128)	1	(45)
Fully loaded CET1 capital	42,405	41,992	41,453
Regulatory adjustments relating to unrealised gains1	-	-	(583)
PRA Transitional CET1 capital	42,405	41,992	40,870

Additional Tier 1 (AT1) capital
Capital instruments and related share premium accounts	5,314	4,325	4,322
Qualifying AT1 capital (including minority interests) issued by subsidiaries	6,697	6,666	6,870
Other regulatory adjustments and deductions	(130)	(130)	-
Transitional Additional Tier 1 capital	11,881	10,861	11,192
PRA Transitional Tier 1 capital	54,286	52,853	52,062

Tier 2 (T2) capital
Capital instruments and related share premium accounts	824	792	800
Qualifying T2 capital (including minority interests) issued by subsidiaries	12,602	12,268	13,529
Other regulatory adjustments and deductions	(254)	(254)	(48)
PRA Transitional total regulatory capital	67,458	65,659	66,343

Risk weighted assets	381,851	376,683	401,900

1	The transitional regulatory adjustment for unrealised gains is no longer applicable from 1 January 2015 resulting in CET1 capital on a fully loaded basis being equal to that on a transitional basis.
2
The CRD IV CET1 ratio (FSA October 2012 transitional statement) as applicable to Barclays’ Tier 2 Contingent Capital Notes was 12.7% based on £48.4bn of transitional CRD IV CET1 capital and £381.9bn of RWAs.

3	The PRA transitional capital is based on guidance provided in policy statement PS 7/13 on strengthening capital standards published in December 2013.
4
As at 30 September 2015, Barclays’ fully loaded Tier 1 capital was £47,859m, and the fully loaded Tier 1 ratio was 12.5%. Fully loaded total regulatory capital was £62,838m and the fully loaded total capital ratio was 16.5%. The fully loaded Tier 1 capital and total capital measures are calculated without applying the transitional provisions set out in CRD IV and assessing compliance of AT1 and T2 instruments against the relevant criteria in CRD IV.

Movement in Common Equity Tier 1 (CET1) capital	Three months	Nine months
	ended	ended
	30.09.15	30.09.15
	£m	£m
Opening CET1 capital	41,992	41,453

Profit for the period	496	2,266
Movement in own credit	(180)	(711)
Movement in dividends	(44)	(1,033)
Retained regulatory capital generated from earnings	272	522

Movement in reserves - net impact of share schemes	173	486
Movement in available for sale reserves	(266)	(561)
Movement in currency translation reserves	350	(113)
Movement in retirement benefits	500	406
Other reserves movements	30	12
Movement in other qualifying reserves	787	230

Minority interests	(61)	(88)
Additional value adjustments (PVA)	(512)	181
Goodwill and intangible assets	(32)	(50)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	120	68
Excess of expected loss over impairment	(32)	204
Direct and indirect holdings by an institution of own CET1 instruments	-	(32)
Other regulatory adjustments	(129)	(83)
Movement in regulatory adjustments and deductions	(646)	200

Closing CET1 capital	42,405	42,405

Leverage

Leverage ratio requirements

The leverage ratio has been calculated in accordance with the European Union Delegated act which came into force from January 2015. The leverage calculation below uses the end-point CRR definition of Tier 1 capital for the numerator and the CRR definition of leverage exposure as adopted by the act.

At 30 September 2015 Barclays leverage ratio was 4.2%, which exceeds the expected minimum fully loaded requirement outlined by the Financial Policy Committee (FPC)1 of 3.7%, comprising the 3% minimum requirement, and the fully phased-in G-SII buffer.

1
In July 2015 the PRA set out a consultation on how it proposes to implement the FPC recommendations in the UK. The PRA is expected to publish a policy statement, finalised rules and supervisory statements by the end of 2015.

Leverage exposure and ratio

	As at 30.09.15	As at 30.06.15	As at 31.12.14
Leverage exposure	£bn	£bn	£bn

Accounting assets
Derivative financial instruments	379	341	440
Cash collateral	64	60	73
Reverse repurchase agreements	84	93	132
Loans and advances and other assets	710	703	713
Total IFRS assets	1,237	1,197	1,358

Regulatory consolidation adjustments	(6)	(5)	(8)

Derivatives adjustments
Derivatives netting	(343)	(308)	(395)
Adjustments to cash collateral	(50)	(47)	(53)
Net written credit protection	22	20	27
Potential Future Exposure (PFE) on derivatives	155	160	179
Total derivatives adjustments	(216)	(175)	(242)

Securities financing transactions (SFTs) adjustments	27	24	25

Regulatory deductions and other adjustments	(15)	(14)	(15)
Weighted off-balance sheet commitments	114	112	115

Total fully loaded leverage exposure	1,141	1,139	1,233

Fully loaded CET 1 capital	42.4	42.0	41.5
Fully loaded AT1 capital	5.5	4.5	4.6
Fully loaded Tier 1 capital	47.9	46.5	46.0

Fully loaded leverage ratio	4.2%	4.1%	3.7%

Shareholder Information

Results timetable1	Date
Ex-dividend date	5 November 2015
Dividend Record date	6 November 2015
Scrip reference share price set and made available to shareholders	12 November 2015
Cut off time of 4.30 pm (London time) for the receipt of Mandate Forms or Revocation Forms (as applicable)	20 November 2015
Dividend Payment date /first day of dealing in new shares	11 December 2015
2015 Full Year Results and Audited Annual Report	1 March 2016

For qualifying US and Canadian resident ADR holders, the third interim dividend of 1p per ordinary share becomes 4p per ADS (representing four shares). The ADR depositary will post the third interim dividend on Friday 11 December 2015 to ADR holders on the record at close of business on Friday 6 November 2015.  The ex-dividend date will be Wednesday 4 November 2015.

					% Change3
Exchange rates2	30.09.15	30.06.15	31.12.14	30.09.14	30.06.15	31.12.14	30.09.14
Period end - USD/GBP	1.51	1.57	1.56	1.62	(4%)	(3%)	(7%)
YTD Average - USD/GBP	1.53	1.52	1.65	1.67	1%	(7%)	(8%)
3 Month average - USD/GBP	1.55	1.53	1.58	1.67	1%	(2%)	(7%)
Period end - EUR/GBP	1.36	1.41	1.28	1.28	(4%)	6%	6%
YTD Average - EUR/GBP	1.37	1.37	1.24	1.23	-	10%	11%
3 Month average - EUR/GBP	1.39	1.38	1.27	1.26	1%	9%	10%
Period end - ZAR/GBP	20.97	19.12	18.03	18.32	10%	16%	14%
YTD Average - ZAR/GBP	18.81	18.16	17.84	17.87	4%	5%	5%
3 Month average - ZAR/GBP	20.08	18.49	17.75	17.98	9%	13%	12%

Share price data	30.09.15	30.06.15	31.12.14	30.09.14
Barclays PLC (p)	244.15	260.50	243.50	227.45
Barclays PLC number of shares (m)	16,784	16,773	16,498	16,453
Barclays Africa Group Limited (formerly Absa Group Limited) (ZAR)	170.20	182.98	182.00	154.13
Barclays Africa Group Limited (formerly Absa Group Limited) number of shares (m)	848	848	848	848

For further information please contact

Investor relations	Media relations
Kathryn McLeland +44 (0) 20 7116 4943	Will Bowen +44 (0) 20 3134 7744

More information on Barclays can be found on our website: www.home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA United Kingdom.
Tel: 0371 384 20554 from the UK or +44 (0) 121 415 7004 from overseas.

1	Note that these announcement dates are provisional and subject to change. Any changes to the Scrip Dividend Programme dates will be made available at www.home.barclays/dividends.
2	The average rates shown above are derived from daily spot rates during the year used to convert foreign currency transactions into GBP for accounting purposes.
3	The change is the impact to GBP reported information.
4	Lines open 8.30am to 5.30pm UK time, Monday to Friday, excluding UK public holidays.